Exhibit 99.1

Azure Power releases its third annual sustainability report for FY 2020-21, commits to water neutrality by 2023

New Delhi, 03 February 2022: Azure Power (NYSE: AZRE), a leading sustainable energy solutions provider and IPP in India, today published its third annual sustainability report for fiscal year 2020-21 (FY 2020-21). The report highlights several ways in which Azure Power is delivering on its sustainability commitments.

“We are extremely proud of our performance against key Environmental, Social and Governance indicators in the last fiscal. Considering the global risk landscape and rising climate challenges, we are committed to operating responsibly and sustainably while delivering value to all stakeholders. We will continue to develop high-performing renewable energy assets to service our customers, provide enriching careers to a diverse talent, strengthen the communities in which we live and work, and ensure robust shareholder returns,” says Ranjit Gupta, Managing Director and Chief Executive Officer, Azure Power.

Key highlights from this year’s report include:

Environmental

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Azure Power is rapidly progressing towards its ambition to achieve water neutrality by 2023. In FY 2020-21, the company recharged 28% of the water consumed by it through ground water recharging structures. In addition, the company is actively replacing the use of water with robotic dry cleaners to clean solar panels across projects sites.

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In FY 2020-21, Azure Power generated 3369 GWh of renewable energy and this resulted in the Indian grid displacing 3 million tons of GHG emissions. The Voluntary Carbon Units issued to our eligible projects are supporting other companies in their journey towards a carbon neutral world.

∎	In FY 2020-21, the company retired 1578 CERs (Certified Emission Reduction by United Nations) to offset its scope 1 and scope 2 emissions and maintain its carbon neutral status.
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With a focus on building environmental capital around its project sites, Azure Power has initiated a massive plantation drive at its 600 MW project in Bikaner, Rajasthan and it is committed to plant 50 trees per MW of project installed in the future.

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Azure Power has a robust recycle and reuse policy, under which the company responsibly recycled over 600 tons (36000+ in numbers) of broken or damaged solar modules, accumulated over the last 10 years of operation, in partnership with authorized recyclers. Going forward, the company targets to recycle damaged modules annually and prevent accumulation.

Social

∎	Azure Power has thus far helped more than 300,000 individuals from marginalized communities gain access to better healthcare, education, sanitation, hygiene, and employment.
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The company provides direct employment to over 2,500 members of local communities through its contractors across its project sites and has so far upskilled 3,500+ individuals as part of its skill development programs, with a commitment to upskill 500 beneficiaries every year.

∎	The company has installed community level RO water purification systems in 136 villages and schools across the country, helping students, teachers and local villagers access clean drinking water.

Governance

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Azure Power has a strong corporate governance framework and a leadership that ensures the company is progressing sustainably. It strictly follows international governance policies on corruption, human rights, freedom of association, fair disclosure, whistle-blower, and insider trading among others.

Exhibit 99.1

∎	The company is a signatory to the UN Global Compact and has been contributing to the Carbon Disclosure Project (CDP).
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With a healthy gender diversity of 22% at the board and 25% at the management team levels, Azure Power is creating opportunities for diverse talent by adopting gender neutral, transparent and merit driven hiring and compensation policies.

Third party assurance of the report was provided by TUV India ensuring data accuracy as per international standards.

To read the full report, please navigate to: https://www.azurepower.com/sustainability

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets to displace 230 million tons of global emissions by 2030.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating renewable energy projects in the country. We have substantially reduced our total project cost, which includes a significant reduction in balance of systems costs due in part to our value engineering, design, and procurement efforts.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com